Exhibit (a)(1)(xxv)
EXCERPT FROM RF MICRO DEVICES, INC. 2005 SHAREHOLDER MEETING TRANSCRIPT
I’d like to highlight a few important points about this Option Exchange Program and share with you why the Board is bringing this matter to U.S. shareholders for approval. All of these points are discussed in detail in the proxy statement, but I think they are worth mentioned in some of the highlights here today.
First, and foremost, the driving force behind the Option Exchange Program is to enhance long-term shareholder value for all of us as shareholders. In order for the Company to remain competitive we have to be able to attract the best and brightest, particularly those with engineering and technical skills. Stock options have always played a major part in incentive compensation arrangements for the semiconductor industry, and the technology industry broadly, and despite all the controversy today about option expensing, the Board does not see anything that suggests that this form of incentive is going to change in a significant way anytime soon.
We are faced with 2 fundamental problems, one, many of the outstanding options were no longer providing any meaningful incentive for employees. Two, we did not have enough available options to provide that incentive without further dilution to the shareholders. When we started looking at using an exchange offer to address these problems, we wanted to come up with a solution that would be a win-win for our shareholders and for our employees, and we think this program accomplishes just that.
The Option Exchange Program is a 2-for-1 exchange, meaning that employees would be able to exchange each eligible option for 2 shares of common stock for a new option for only one share of common stock, thus the exchange ratio of 2-for-1. The program was designed to avoid dilution in ownership to our shareholders, and so that the value of the surrendered options will be greater than or equal to the value of the new options to be granted. And this is discussed in more detail in the proxy.
Finally, this program includes certain fairly important features, such as new vesting provisions, and it excludes senior management and Board Directors from participating in the exchange program. In summary, the Board believes that this program will enhance long-term shareholder value and the interests of all of us as shareholders of RF Micro Devices.
As I indicated earlier, you to SEC regulations applicable to the option exchange program, unfortunately I will not be able to answer any questions about the program, but I do refer to those of you with questions to the very lengthy description of the proposal No. 2 in our proxy statement.